File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

(Filed October 9, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 9, 2006

VITRO, S.A. DE C.V.

NOTICE TO THE SHAREHOLDERS CAPITAL STOCK INCREASE AND

PREEMPTIVE RIGHT TO SUBSCRIBE

It is of the knowledge of the shareholders of Vitro, S.A. de C.V. (the "Company") that in accordance with the ordinary shareholders' meeting held on September 27, 2006 (the "Meeting"), it was agreed to increase the variable portion of the capital stock pursuant to the following terms:

Increase of Capital Stock

According to the resolutions taken in the Meeting, the shareholders of the Company approved to increase the variable portion of the capital stock by the amount of MexCy $62'857,143.00 pesos through the issuance of 62'857,143 ordinary, nominative, no par value, Vitro Series "A" shares that shall be offered to the shareholders of the Company in order to be subscribed and paid exercising their preemptive right pursuant to Article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles")and Clause Ninth of the corporate by-laws, in proportion to their pertaining shareholding. The amount per issued share shall be paid at its theoretic value of MexCy$1.00 peso plus a premium per share of MexCy $7.75 pesos, that is, by a total subscription amount of MexCy $8.75 pesos per share. The amount of the premium should be credit to the net worth of the Company.

Preemptive Right

The shares representatives of the increase of the capital stock can be subscribed and paid by the following persons: (i) the current shareholders of the Company in exercise of their preemptive right pursuant to Article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and Clause Ninth of the corporate by-laws, in proportion of their respective shareholding, in the understanding that for purposes of the computation of such proportion, those shares owned by the Company in virtue of its authorized program to buy its own shares shall be excluded, and; (ii) the assignees of such preemptive right that have entered into the assignment of preemptive right agreements with the current shareholders pursuant to Article 16, paragraph VI, subparagraph c), and 49, Paragraph IV of the Market Securities Law ("Ley del Mercado de Valores") (the "Assignees").

Each shareholder or Assignee shall have the preemptive right to subscribe 0.212584365 new shares of the Company by each share held by the shareholder, understanding that, if the application of such amount results in fractions of shares, the number of new shares that may be subscribed by such shareholder or Assignee will be rounded to the immediate prior integer number of shares.

The issued shares that have not been suscribed and paid by the shareholders of the Company and, if any, by the Assignees at the subscription period, then shall be subscribed by Ixe Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero, or by any other entity of such financial group or any other person that the Board of Directors determine pursuant to Clause Ninth of the corporate by-laws, to a maximum limit equal to 58% of the new ordinary, nominative, no par value, Vitro Series "A" issued as a consequence of the capital stock increase.

General Terms to exercise the Preemptive Right

The preemptive right should be exercised by the shareholders and, if any, by the Assignees at the subscription period which starts on October 17, 2006 and ends on October 31, 2006. If the shareholders and, if any, the Assignees do not exercise the preemptive right at the subscription period, such right will expire and such persons shall not have any right to subscribe the shares issued as a consequence of the capital stock increase.

The shareholders and, if any, the Assignees that subscribe and pay their pertaining shares exercising the preemptive right through the Institution for Securities Deposit ("S.D. Indeval, S.A. de C.V."), shall provide to the institution the funds to pay such shares with an anticipation no less of 2 natural days to the expiration of the referred period pursuant to Article 288, Paragraph II of the Securities Market Law ("Ley del Mercado de Valores").

The shareholders and, if any, the Assignees that do not subscribe and pay the shares that correspond to them in exercise of their preemptive right through the Institution for Securities Deposit ("S.D. Indeval, S.A. de C.V."), should attend to the Secretary of the Company offices located at Avenida Ricardo Margain, No. 440, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon, in working days from 9:00 a.m. to 12:30 p.m. at the subscription period in order to credit or pay the shares.

The shares may be paid through bank deposit to Vitro, S.A. de C.V. in Banamex; CLABE: 002580008720664628; Account number: 2066462; Branch number: 0087; Place: Monterrey, Nuevo Leon, or through nominative check to the Company. Once the funds have been credited to the Company, than the provisional certificate representing the subscribed shares shall be delivered by the Company.

Granting of the Preemptive Right

According to the legal provisions applicable to the Company, the shareholders of the Company may grant their preemptive right pursuant to Article  132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and Clause Ninth of the corporate by-laws to any Mexican individual or any entity of which shareholders be Mexican, even if in that moment such persons are not shareholders of the Company, pursuant to Article 16, paragraph VI, subparagraph c) and 49, paragraph IV of the Securities Market Law ("Ley del Mercado de Valores"). The shareholders may grant their preemptive right to the aforementioned persons in order to be exercised at the subscription period, being able to use for such purpose the form of assignment agreement that is available in the Secretary of the Company offices at business days and hours, as well as through its web page http://www.vitro.com and the Electronic System of Communication with Issuers of Securities (EMISNET).

Pursuant to the penultimate paragraph of Article 49 of the Securities Market Law ("Ley del Mercado de Valores"), the assignment of rights agreements subscribed by the shareholders and their provisions, shall be notified to the Company within the 5 following natural days to the date of their execution in order to be disclosed to the public investors.

ADRs program

The corporate by-laws of the Company provide a foreigners exclusion clause that does not allow the direct foreign investment in its capital stock.  This notice is just for the preemptive right to the shareholders of the Company, provided that such persons are not considered as US Persons pursuant to the applicable securities provisions in United States of America ("USA")*. The share subscription through the exercise of the preemptive right, implies the subscriptors' recognition that they do not meet such characteristics. The preemptive right for the American Depositary Receipts ("ADRs") of which the ultimate subjacent security are shares of the Company, shall be governed by the securities provisions applicable in USA.

Another Aspects

Finally, pursuant to Article 365,paragraph V of the Market Securities Law ("Ley del Mercado de Valores"), it is hereby reminded to those shareholders to whom apply Paragraphs I through IX of Article 363 of the Securities Market Law ("Ley del Mercado de Valores")and that during the prior three months had alienated shares of the Company or credit instruments that represent such shares, that they shall request authorization to the National Banking and Securities Commission ("Comision Nacional Bancaria y de Valores") to acquire direct or indirectly the shares that correspond to them as a result of the capital increase.

* The US Persons concept includes:

  US resident individuals, its territories and possessions.

  Associations or companies established pursuant to the US laws.

  Heredities in which the executors or managers be US Persons;

  Trusts in which the trustees be US Persons;

  Entities' branches or offices located in USA;

  Discretional accounts or non discretional held by a broker or trustee in favor of an US Person, and

  Associations or companies: (a) established pursuant to the laws of any jurisdiction different from USA, and (b) integrated by a US Person with the main purpose to invest in non registered securities pursuant to the Securities Act, with some exceptions.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: October 9, 2006